Exhibit 99.1

SPEEDWAY MOTORSPORTS, INC.

RISK FACTORS

You should carefully consider and evaluate all of the risk factors set forth below in the context of any forward-looking statement, either oral or written, made from time to time by Speedway Motorsports, Inc. (“SMI”) and its subsidiaries, officers or directors. The annual, quarterly and current reports and proxy statements we file with the Securities and Exchange Commission (“SEC”) and the documents we incorporate by reference in such reports and statements as well as the press releases we issue from time to time and the oral and written statements of our officers and directors made from time to time may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify forward-looking statements by our use of the words “anticipates”, “approximates”, “believes”, “estimates”, “expects”, “hopes”, “intends”, “may”, “plans”, “should” and variations of such words and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, among other things: (1) statements in this Annual Report on Form 10-K that reflect projections or expectations of our future financial or economic performance; (2) statements that are not historical information; (3) statements of our beliefs, intentions, plans and objectives for future operations, including those contained in “Business”, “Properties”, “Legal Proceedings”, “Controls and Procedures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; (4) statements relating to our operations or activities for 2004 and beyond; and (5) statements relating to our future capital projects, hosting of races, broadcasting rights or sponsorships and legal proceedings and other contingencies.

Although we believe the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose important factors that could cause our actual results to differ from our expectations in cautionary statements made in filings we have made with the SEC. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Our actual results could differ materially from those anticipated in any such forward-looking statements as a result of the risk factors described in these reports, other factors set forth in or incorporated by reference in these reports and as set forth below.

Many of these factors are beyond our ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels or financial condition. Some of the factors that could cause the actual results to differ materially are set forth below. Additional information concerning these or other factors that could cause the actual results to differ materially from those in the forward-looking statements is contained from time to time in our other SEC filings. Copies of those filings are available from us, through our website as well as by direct inquiry, and from the SEC. The forward-looking statements we make are based on information available to us as of the date such statements are made, and we assume no obligation to update any such forward-looking information contained in this report.

Consumer and corporate spending can significantly impact operating results.

Our business depends on discretionary consumer and corporate spending. Many factors related to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, interest and tax rates and inflation, can significantly impact our operating results. Many factors related to corporate spending such as general economic and other business conditions, including consumer spending, interest and tax rates, and inflation, as well as various industry conditions, including corporate marketing and promotional spending and interest levels, can also significantly impact our operating results. These factors can affect attendance at our events, suite rentals, sponsorship, advertising and hospitality spending, concession and souvenir sales, as well as the financial results of present and potential sponsors of our facilities and events and of the industry. Negative factors such as challenging economic conditions, public concerns over additional national security incidents and air travel, particularly when combined, can impact corporate and individual customer spending, and one more than the other.

There can be no assurance that consumer and corporate spending will not be adversely impacted by economic conditions, and thereby possibly impacting our operating results and growth.

Bad weather adversely affects the profitability of our motorsports events.

We promote outdoor motorsports events. Weather conditions affect sales of tickets, concessions and souvenirs, among other things, at these events. Although we sell tickets well in advance of our events, poor weather conditions can have a material effect on our results of operations particularly because we promote a finite number of premier events. Due to weather conditions, we may be required to move a race event to the next raceable day, which would increase our costs for the event and could negatively impact our walk-up admissions, if any, and food, beverage and souvenir sales.

Failure to be awarded a NASCAR event or deterioration in our relationship with NASCAR could adversely affect our profitability.

Our success has been and will remain dependent to a significant extent upon maintaining a good working relationship with the organizations that sanction the races we promote at our facilities, particularly NASCAR, the sanctioning body for NEXTEL (formerly Winston) Cup, Busch Series and Craftsman Truck Series races. We currently host ten NEXTEL Cup races and seven Busch Series races. In 2003, we derived approximately 80% of our total revenues from events sanctioned by NASCAR. Each NASCAR event is awarded on an annual basis. We believe NASCAR is obligated to award each year the number of race dates previously awarded to SMI in prior years; however, NASCAR has stated that it disagrees with our position. Nevertheless, we believe our relationship with NASCAR is good. Failure to be awarded a NASCAR event, which we were previously awarded, would have a material adverse effect on our financial condition and results of operations.

Our strategy has included growth through the addition of motorsports facilities. Failure to obtain NASCAR events for any such future additional motorsports facility could materially adversely affect us.

In February 2002, an SMI stockholder filed a derivative lawsuit against NASCAR and International Speedway Corporation (“ISC”) alleging, among other things, that NASCAR and ISC unlawfully refused to award our TMS subsidiary a NASCAR Winston (now NEXTEL) Cup race date. We were named as a necessary party to the lawsuit since the lawsuit is being brought on behalf of SMI but we have not asserted any claim in the matter. We are unable to predict what effect, if any, this lawsuit will have on us or our relationship with NASCAR. If this matter adversely affects our relationship with NASCAR, our financial condition and results of operations may be materially adversely affected.

National or local catastrophes and elevated terrorism alerts could have a significant adverse impact on our operating results.

The national security incidents of September 11, 2001, military actions in Iraq in 2003, and elevated terrorism alerts have raised numerous challenging operating factors including public concerns regarding air travel, military actions, and additional national or local catastrophic incidents. These factors have adversely affected, and may continue to adversely affect, consumer and corporate spending sentiment. Should difficulties, restrictions or public concerns regarding air travel or military-related actions continue or increase, or if additional national or local terrorist, catastrophic or other incidents occur, there can be no assurance that consumer and corporate spending will not be adversely impacted, thereby possibly materially impacting our operating results and growth.

Costs associated with and ability to obtain adequate insurance could adversely affect our profitability and financial condition.

Heightened concerns and challenges regarding property, casualty, liability, business interruption, and other insurance coverage have resulted after the national incidents on September 11, 2001. We have experienced increased difficulty obtaining high policy limits of coverage at reasonable costs, including coverage for acts of terrorism. We have a material investment in property and equipment at each of our six speedway facilities, which are generally located near highly populated cities and which hold motorsports events typically attended by large numbers of fans. At December 31, 2003, we had property and equipment with a net book value of approximately $886.7 million.

These operational, geographical and situational factors, among others, have resulted in, and may continue to result in, significant increases in insurance premium costs and difficulties obtaining sufficiently high policy limits. We cannot assure you that future increases in such insurance costs and difficulties obtaining high policy limits will not adversely impact our profitability, thereby possibly impacting our operating results and growth.

In addition, while management attempts to obtain and believes it presently has reasonable policy limits of property, casualty, liability, and business interruption insurance in force, including coverage for acts of terrorism, with financially sound insurers, we cannot guarantee that such coverage would be adequate under the circumstances should one or multiple catastrophic events occur at or near any of our speedway facilities, or that our insurers would have adequate financial resources to sufficiently or fully pay our related claims or damages. Once our present coverage expires, we cannot guarantee that adequate coverage limits will be available, offered at reasonable costs, or offered by insurers with sufficient financial soundness. The occurrence of such an incident or incidents affecting any one or more of our speedway facilities could have a material adverse effect on our financial position and future results of operations if asset damage and/or company liability was to exceed insurance coverage limits or if an insurer was unable to sufficiently or fully pay our related claims or damages. The occurrence of additional national incidents, in particular incidents at sporting event, entertainment or other public venues, may significantly impair our ability to obtain such insurance coverage in the future.

Postponement and/or cancellation of major motorsports events could adversely affect us.

If an event scheduled for one of our facilities is postponed because of weather or other reasons such as, for example, the general postponement of all major sporting events in this country following the September 11, 2001 terrorism attacks, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from admissions, food, beverage and souvenirs at the rescheduled event. If such an event is cancelled, we would incur the expenses associated with preparing to conduct the event as well as losing the revenues associated with the event, including live broadcast revenues, to the extent such losses were not covered by insurance.

If a cancelled event is part of the NASCAR NEXTEL Cup or Busch Series, the amount of money we receive from television revenues for all of our NASCAR-sanctioned events in the series that experienced the cancellation could be reduced. This would occur if, as a result of the cancellation and without regard to whether the cancelled event was scheduled for one of our facilities, NASCAR experienced a reduction in television revenues.

High competition in the motorsports industry could hinder our ability to maintain or improve our position in the industry.

Motorsports promotion is a competitive industry. We compete in regional and national markets to promote events, especially NASCAR-sanctioned events. We believe our principal competitors are other motorsports promoters of NEXTEL Cup or equivalent events. Certain of our competitors have resources that exceed ours. NASCAR is owned by Bill France, Jr., Jim France, and the France family, who also control ISC. ISC presently sponsors several NEXTEL Cup races. The France family is part owner of another track that hosts two NASCAR NEXTEL Cup events. We are the leading motorsports promoter in the local and regional markets served by AMS, BMS, IR, LVMS, LMS and TMS and compete regionally and nationally with ISC and other NASCAR related speedways to sponsor NASCAR events, especially NEXTEL Cup events, and, to a lesser extent, with other speedway owners to sponsor CART, IRL, and NHRA sanctioned events. Less importantly, we compete for spectator interest with all forms of professional and amateur spring, summer, and fall sports conducted in and near Atlanta, Bristol, Charlotte, Las Vegas, Fort Worth, and Sonoma, many of which have resources that exceed ours, and with a wide range of other available entertainment and recreational activities. We cannot assure you that we will maintain or improve our position in light of such competition.

The loss of our key personnel could adversely affect our operations and growth.

Our success depends to a great extent upon the availability and performance of our senior management, particularly O. Bruton Smith, our Chairman and Chief Executive Officer, H.A. Wheeler, our President and Chief Operating Officer, and William R. Brooks, our Chief Financial Officer, Executive Vice President and Treasurer. Messrs. Smith and Wheeler have managed SMI as a team for over 25 years, and Mr. Brooks has been part of the management team for over 20 years. Their experience within the industry, especially their working relationship with NASCAR, will continue to be of considerable importance to us. The loss of any of our key personnel due to illness, retirement or otherwise, or our inability to attract and retain key employees in the future could have a material adverse effect on our operations and business plans. See “Management.”

Costs associated with capital improvements could adversely affect our profitability.

Significant growth in our revenues depends, in large part, on consistent investment in facilities. Therefore, we expect to continue to make substantial capital improvements in our facilities to meet long-term increasing demand, to increase spectator entertainment value, and to increase revenue. We frequently have a number of significant capital projects underway. Numerous factors, many of which are beyond our control, may influence the ultimate costs and timing of various capital improvements at our facilities, including:

•	undetected soil or land conditions;

•	additional land acquisition costs;

•	increases in the cost of construction materials and labor;

•	unforeseen changes in design;

•	litigation, accidents or natural disasters affecting the construction site; and

•	national or regional economic changes.

In addition, actual costs could vary materially from our estimates if those factors and our assumptions about the quality of materials or workmanship required or the cost of financing such construction were to change. Construction is also subject to state and local permitting processes, which if changed, could materially affect the ultimate cost.

Lack of closeness or competitiveness of NASCAR NEXTEL Cup Series championship points race can significantly impact operating results.

The lack of closeness or competitiveness of the championship points race of the NEXTEL Cup Series in any particular racing season can significantly impact our operating results. These factors can affect attendance at the NEXTEL Cup racing events, as well as other events surrounding the weekends such NEXTEL Cup races are promoted, at our speedways. There can be no assurance that attendance will not be adversely impacted by the lack of a close or competitive championship points race in any particular season, thereby possibly impacting our operations and growth.

Our revenues depend on the promotional success of our marketing campaigns.

Similar to many companies, we spend significant amounts on advertising, promotional and other marketing campaigns for our speedways and other business activities. Such marketing activities include, among others, promotion of ticket sales, luxury suite rentals, hospitality and other services for our speedway events and facilities, and advertising associated with our wholesale and retail distribution of racing and other sports related souvenir merchandise and apparel, micro-lubricant products, and Legends Car activities. There can be no assurance that such advertising, promotional and other marketing campaigns will be successful or will generate revenues or profits.

Government regulation of certain motorsports sponsors could negatively impact the availability of promotion, sponsorship and advertising revenue for us.

The motorsports industry generates significant revenue each year from the promotion, sponsorship and advertising of various companies and their products. Government regulation can adversely impact the availability to motorsports of its promotion, sponsorship and advertising revenue. Advertising of the tobacco and liquor industries is generally subject to greater governmental regulation than advertising by other sponsors of our events. In addition, certain of our sponsorship contracts are terminable upon the implementation of adverse regulations.

We cannot assure you that:

•	the tobacco or alcohol industry will continue to sponsor motorsports events;

•	suitable alternative sponsors could be located; or

•	NASCAR will continue to sanction individual racing events sponsored by the tobacco industry at any of our facilities.

Advertising and sponsorship revenue from the tobacco industry accounted for approximately 1% of our total revenues in fiscal 2003. In 1999, major United States companies in the tobacco industry entered into various agreements with the Attorneys General of all 50 states to settle certain state-initiated litigation against the tobacco industry. The settlement agreements place various limits on the sponsorship of sports, including motorsports, by the tobacco industry. Among other things, a tobacco manufacturer is limited to a single brand name sponsorship in any twelve-month period and is prohibited from entering into any agreement for naming a stadium or arena using the brand name of a tobacco product. The ultimate effect of these settlement agreements upon us has not been determined. In June 2003, NASCAR announced that R.J. Reynolds Tobacco Co. will no longer sponsor NASCAR’s premier national series because of increasing limitations on tobacco companies’ marketing activities and other financial obligations. Beginning in the 2004 NASCAR race season, Nextel Communications, Inc. replaced R.J. Reynolds as the title sponsor of NASCAR’s premier national series. We are unaware of any proposed governmental regulation that would materially limit the availability to motorsports of promotion, sponsorship or advertising revenue from the alcoholic beverage industry. In addition, the tobacco and alcoholic beverage industries provide financial support to the motorsports industry through, among other things, their purchase of advertising time, their sponsorship of racing teams and their sponsorship of racing series such as the Busch Series. Implementation of further restrictions on the advertising or promotion of tobacco or alcoholic beverage products could adversely affect us.

Our chairman owns a majority of SMI’s common stock and will control any matter submitted to a vote of our stockholders.

As of December 31, 2003, Mr. O. Bruton Smith, our Chairman and Chief Executive Officer, beneficially owned, directly and indirectly, approximately 63.6% of the undiluted outstanding shares of our common stock. As a result, Mr. Smith will continue to control the outcome of substantially all issues submitted to our stockholders, including the election of all of our directors.

Our substantial indebtedness could adversely affect the financial health of our company, our operations, ability to pay dividends, or prevent us from fulfilling our obligations under our debt agreements.

We have a significant amount of indebtedness. As of December 31, 2003, we had total outstanding long-term debt of approximately $340.4 million. Our substantial indebtedness could have important consequences. For example, it could:

•	make it more difficult for us to satisfy our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions or a downturn in our business;

•	limit our ability to fund future working capital, capital expenditures costs, acquisitions, debt service and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	subject us to the risks that interest rates and our interest expense will increase;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	require us to comply with the financial and other restrictive covenants in our indebtedness, including, among other things, limits or restrictions on our ability to borrow additional funds, make acquisitions, create liens on our properties and make investments. Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on us.

Despite current indebtedness levels, our subsidiaries and we may still be able to incur substantially more debt. In addition, our subsidiaries and we may be able to secure this additional debt with our assets and the assets of our subsidiaries. This could further exacerbate the risks associated with our substantial leverage.

Our subsidiaries and we may be able to incur substantial additional indebtedness in the future. The terms of our current debt obligations do not fully prohibit our subsidiaries or us from doing so. At December 31, 2003, our Term Loan has an outstanding principal balance of $50.0 million, our 2003 Revolving Facility has an outstanding principal balance of $60.0 million, and the 2003 Credit Facility permits additional borrowings of up to $188.7 million. All of these borrowings are, or would be, senior to our $230.0 million 6¾% 2003 Senior Subordinated Notes. In addition, those borrowings are secured by all the capital stock of the subsidiary guarantors. If new debt is added to our and our subsidiaries’ current debt levels, the related risks they and we now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, to fund anticipated cash dividends on our common stock, and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Restrictions imposed by terms of our indebtedness could limit our ability to respond to changing business and economic conditions and to secure additional financing.

The indenture restricts, among other things, our and our subsidiaries’ ability to do any of the following:

•	incur additional debt;

•	pay dividends or make distributions;

•	incur liens;

•	make specified types of investments;

•	apply net proceeds from certain asset sales;

•	engage in transactions with affiliates;

•	merge or consolidate;

•	restrict dividends or other payments from subsidiaries;

•	sell equity interests of subsidiaries;

•	sell, assign, transfer, lease, convey or otherwise dispose of assets; and

•	incur indebtedness that is subordinate in right of payment to any senior indebtedness and senior in right of payment to the 2003 Senior Subordinated Notes.

The 2003 Credit Facility contains more extensive and restrictive covenants and restrictions than the indenture for the 2003 Senior Subordinated Notes. In addition to covenants of the type described above, the 2003 Credit Facility requires us to maintain specified financial ratios and satisfy certain financial condition tests, as well as limit our ability to make acquisitions, pay capital expenditures and make investments. Our ability to meet those covenants, financial ratios and tests can be affected by events beyond our control, and there can be no assurance that we will meet those tests. A breach of any of these covenants would result in a default under the 2003 Credit Facility. If there were an event of default under the 2003 Credit Facility, the lenders could elect to declare all amounts outstanding, including accrued interest or other obligations, to be immediately due and payable. If we were unable to repay these amounts, such lenders could proceed against the collateral, if any, granted to them to secure that indebtedness. If any senior indebtedness were to be accelerated, we cannot assure that our assets would be sufficient to repay in full the senior indebtedness and our other indebtedness. The 2003 Credit Facility and the 2003 Senior Subordinated Notes indentures contain cross-default provisions.

As a result of these covenants, our ability to respond to changing business and economic conditions and to secure additional financing, if needed, may be significantly restricted. We may be prevented from engaging in transactions that might otherwise be considered beneficial to us. Should we pursue further development and/or acquisition opportunities, the timing, size and success as well as associated potential capital commitments of which are unknown at this time, we may need to raise additional capital through debt and/or equity financings. There can be no assurance that adequate debt and equity financing will be available on satisfactory terms or will be permitted under the covenants of the indenture or the 2003 Credit Facility. Any such failure to obtain further financing could have a negative effect on our business and operations.

Liability for personal injuries and product liability claims could significantly affect our financial condition and results of operations.

Motorsports can be dangerous to participants and to spectators. We maintain insurance policies that provide coverage within limits that are sufficient, in management’s judgment, to protect us from material financial loss due to liability for personal injuries sustained by persons on our premises in the ordinary course of business. In addition, our insurance premiums have been increasing. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Near Term Operating Factors—Insurance Coverage.” Nevertheless, there can be no assurance that such insurance will be adequate at all times and in all circumstances.

For instance, on May 1, 1999, during the running of an IRL Series racing event at LMS, an on-track accident occurred that caused race debris to enter the spectator seating area. Also, on May 20, 2000, near the end of a NASCAR-sanctioned event hosted at LMS, a portion of a pedestrian bridge leading from its track facility to a parking area failed. In excess of 100 people were injured to varying degrees. These matters resulted in multiple lawsuits being filed against SMI, LMS and others. These matters reached resolutions or will reach resolutions that we do not believe had or will have a material adverse effect on our financial condition or future results of operations. Nevertheless, we cannot assure you that the outcome of future incidents causing personal injuries to persons on our premises will reach resolutions lacking a material adverse effect on our financial condition or results of operations.

Changes in income tax laws could adversely affect our financial condition and results of operations.

At December 31, 2003, net deferred tax liabilities totaled $152.8 million, including deferred tax assets of $30.6 million. These net deferred tax liabilities will likely reverse in future years and could negatively impact cash flows from operations in the years in which reversal occurs. Management believes realization of the deferred tax assets is more likely than not and no valuation allowance has been recorded. However, changes in tax laws, assumptions or estimates used in the accounting for income taxes, if significantly negative or unfavorable, could have a material adverse effect on amounts or timing of realization or settlement. Such effects could result in a material acceleration of income taxes currently payable or valuation charges for realization uncertainties, which could have a material adverse effect on our financial condition or future results of operations.

Environmental costs and land use laws may negatively impact our profitability and growth.

Solid waste landfilling has occurred on and around the property at LMS for many years. Landfilling of general categories of municipal solid waste on the LMS property ceased in 1992. However, there is one land clearing and inert debris landfill currently being operated on the LMS property by a third party (“LCID landfill”). In addition, one LCID landfill on the LMS property was closed in 1999 and two other LCID landfills on the LMS property were closed in 1994. LMS may allow similar LCID landfills to be operated on the LMS property in the future. Prior to 1999, LMS leased certain property to Allied Waste Industries, Inc. (“Allied”) for use as a construction and demolition debris landfill (a “C&D landfill”), which received solid waste resulting solely from construction, remodeling, repair or demolition operations on pavement, buildings or other structures, but which could not receive inert debris, land-clearing debris or yard debris. The LMS C&D landfill is now closed. In addition, Allied owns and operates an active solid waste landfill and gas-to-energy facility adjacent to LMS.

Portions of the inactive solid waste landfill areas on the LMS property are subject to a groundwater monitoring program and data is periodically submitted to the North Carolina Department of Environment and Natural Resources (“DENR”). DENR has noted that data from certain groundwater sampling events have indicated levels of certain regulated compounds that exceed acceptable trigger levels and organic compounds that exceed regulatory groundwater standards. DENR has not required any remedial action by us at this time with respect to such sampling results. In the future, DENR could possibly require us to take certain actions with respect to groundwater that could result in material costs being incurred by us. In addition, we implement measures to address methane-related safety concerns prior to and during events at LMS.

We believe our operations, including the current and former landfills on our property, are in substantial compliance with all applicable federal, state and local environmental laws and regulations. Nonetheless, if damage to persons or property or contamination of the environment is determined to have been caused by the conduct of our business or by pollutants used, generated or disposed of by us, or which may be found on our property, we may be held liable for such damage and may be required to pay the cost of investigation or remediation, or both, of such contamination or damage. The amount of such liability, as to which we are self-insured, could be material. State and local laws relating to the protection of the environment also can include noise abatement laws that may be applicable to our racing events. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could require additional expenditures by us.

Our development of new motorsports facilities (and, to a lesser extent, the expansion of existing facilities) requires compliance with applicable federal, state and local land use planning, zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for motorsports facilities, substantially delay or complicate the process of improving existing facilities, and/or increase the costs of any such activities. For instance, private litigants filed a suit, which ultimately settled in 2004 without a material adverse impact on SMI or IR, against Sonoma County, California seeking to alter or revoke the county’s permits granted to IR for IR’s planned renovation and expansion on alleged environmental issues. A negative outcome in this matter could have adversely affected our planned expansion at IR, which could have had an adverse impact on our ability to grow revenues at IR.

Broadcasting of NASCAR races is important to us.

A substantial portion of our recent profit growth has resulted from a significant increase in our television revenues received from the arrangements NASCAR has made with various television networks, which expire in 2006. NASCAR ratings may impact the renewal price for our television arrangements in 2006 as well as overall attendance at our events and sponsorship opportunities.

Potential adverse market price effect of additional shares eligible for future sale.

The market price for our common stock could be adversely affected by the availability for public sale of up to 31,846,000 shares held or issuable on March 11, 2004, including:

NUMBER OF SHARES OF COMMON STOCK	MANNER OF HOLDING AND/OR ISSUANCE

29,000,000	Shares which are “restricted securities” as defined in Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”) and may be resold in compliance with Rule 144. These shares include those held by Mr. Smith, our Chairman and Chief Executive Officer.

2,354,000	Issuable on exercise of options granted under the SMI 1994 Stock Option Plan. All such shares are either registered for resale under the Securities Act or may be resold in compliance with Rule 144.

162,000	Issuable on exercise of purchase rights granted under the SMI Employee Stock Purchase Plan (the “ESPP”). All such shares are registered for resale under the Securities Act. In March 2004, the Board of Directors proposed to amend the ESPP to increase the authorized number of shares of common stock issuable thereunder from 400,000 to 800,000 subject to stockholder approval at the 2004 Annual Meeting of Stockholders. On approval of the amendment, 562,000 shares would be issuable on exercise of purchase rights granted under the ESPP.

330,000	Issuable on exercise of purchase rights granted under the Speedway Motorsports, Inc. Formula Stock Option Plan. All such shares are registered for resale under the Securities Act.

SMI’s 1994 Stock Option Plan will expire by its terms on December 21, 2004. In February 2004, the SMI Board of Directors proposed to adopt a new 2004 Stock Incentive Plan (the “2004 Plan”) subject to stockholder approval at the 2004 Annual Meeting. Under the proposed 2004 Plan, 2,500,000 shares of SMI’s common stock will be reserved for issuance. Awards under the 2004 Plan may be in the form of incentive stock options, non-statutory stock options or restricted stock. Approval of the 2004 Plan will not amend or modify the 1994 Plan, and SMI will continue to have the right to grant stock options until its expiration in December 2004. All such shares would be registered for resale under the Securities Act.